FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2009

Commission File Number: 001-32741

Telmex Internacional, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telmex International (Translation of Registrant's Name into English)
Av. Insurgentes Sur 3500 Colonia Peña Pobre México City 14060, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö ......Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELMEX INTERNACIONAL, S.A.B. DE C.V.

April 17, 2009

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A.B de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telmex Internacional, S.A.B. de C.V.

On behalf of Telmex Internacional, S.A.B. de C.V. ("Telmex Internacional"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex Internacional at a meeting held on June 23, 2008 and at the general meetings of shareholders on July 9, 2007, this is to inform you that, pursuant to the terms of Article 56 of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex Internacional on April 17, 2009 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A.B. de C.V. 1,000,000 class "L" shares of Telmex Internacional at an aggregate price of P.7,265,088.00 and 18,400 class "A" shares of Telmex Internacional at an aggregate price of P.133,400.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Sincerely,

Oscar Von Hauske Solís

Chief Executive Officer

TELMEX INTERNACIONAL, S.A.B. DE C.V.

April 16, 2009

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A.B de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telmex Internacional, S.A.B. de C.V.

On behalf of Telmex Internacional, S.A.B. de C.V. ("Telmex Internacional"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex Internacional at a meeting held on June 23, 2008 and at the general meetings of shareholders on July 9, 2007, this is to inform you that, pursuant to the terms of Article 56 of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex Internacional on April 16, 2009 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A.B. de C.V. 1,000,000 class "L" shares of Telmex Internacional at an aggregate price of P.7,441,946.00 and 4,100 class "A" shares of Telmex Internacional at an aggregate price of P.30,545.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Sincerely,

Oscar Von Hauske Solís

Chief Executive Officer

TELMEX INTERNACIONAL, S.A.B. DE C.V.

April 15, 2009

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A.B de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telmex Internacional, S.A.B. de C.V.

On behalf of Telmex Internacional, S.A.B. de C.V. ("Telmex Internacional"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex Internacional at a meeting held on June 23, 2008 and at the general meetings of shareholders on July 9, 2007, this is to inform you that, pursuant to the terms of Article 56 of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex Internacional on April 15, 2009 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A.B. de C.V. 1,000,000 class "L" shares of Telmex Internacional at an aggregate price of P.7,420,810.00 and 20,000 class "A" shares of Telmex Internacional at an aggregate price of P.140,000.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Sincerely,

Oscar Von Hauske Solís

Chief Executive Officer

TELMEX INTERNACIONAL, S.A.B. DE C.V.

April 14, 2009

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A.B de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telmex Internacional, S.A.B. de C.V.

On behalf of Telmex Internacional, S.A.B. de C.V. ("Telmex Internacional"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex Internacional at a meeting held on June 23, 2008 and at the general meetings of shareholders on July 9, 2007, this is to inform you that, pursuant to the terms of Article 56 of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex Internacional on April 14, 2009 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A.B. de C.V. 1,000,000 class "L" shares of Telmex Internacional at an aggregate price of P.7,460,249.00 and 11,900 class "A" shares of Telmex Internacional at an aggregate price of P.85,870.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Sincerely,

Oscar Von Hauske Solís

Chief Executive Officer

TELMEX INTERNACIONAL, S.A.B. DE C.V.

April 13, 2009

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A.B de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telmex Internacional, S.A.B. de C.V.

On behalf of Telmex Internacional, S.A.B. de C.V. ("Telmex Internacional"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex Internacional at a meeting held on June 23, 2008 and at the general meetings of shareholders on July 9, 2007, this is to inform you that, pursuant to the terms of Article 56 of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex Internacional on April 13, 2009 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A.B. de C.V. 1,000,000 class "L" shares of Telmex Internacional at an aggregate price of P.7,151,799.00 and 50,700 class "A" shares of Telmex Internacional at an aggregate price of P.357,435.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Sincerely,

Oscar Von Hauske Solís

Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2009.	TELMEX INTERNACIONAL, S.A.B. DE C.V. By: __________________ Name: Oscar Von Hauske Solís Title: Chief Executive Officer

Ref: Telmex Internacional, S.A.B. de C.V. Buyback from April 13 to April 17, 2009.